I, John Godbout, certify that:

(1) the financial statements of CountSharp, LLC included in this Form are true and complete in all material respects; and

(2) the tax return information of CountSharp, LLC is not included in this Form because we have not completed our first year of operations, and our tax return is not yet due.

DocuSigned by:

E59A8C1D7E0C4C8...

John Godbout

Manager

26th, May 2023

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Note: Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.